Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

Ratio of Earnings to Fixed Charges:

	Fiscal Year Ended					Six Months Ended
	Dec. 26, 2015	Dec. 27, 2014	Dec. 28, 2013	Dec. 29, 2012	Dec. 31, 2011	Jun. 25, 2016	Jun. 27, 2015
Interest expense	$146	$159	$152	$146	$150	$73	$73
Capitalized interest	0	0	0	0	0	0	0
Amortized premiums, discounts, and capitalized expenses related to indebtedness	6	9	11	10	10	3	3
Estimated interest portion of rent expense	19	20	14	14	16	11	10
Other	3	0	0	0	(2)	0	0

Fixed charges	$174	$188	$177	$170	$174	$87	$86

Income (loss) from continuing operations before equity income (loss) and dilution in investees, income taxes and noncontrolling interest	$(646)	$(398)	$(74)	$(1,217)	$(1)	$(157)	$(357)
Fixed charges	174	188	177	170	174	87	86
Less: interest charges capitalized	0	0	0	0	0	0	0

Earnings (loss)	$(472)	$(210)	$103	$(1,047)	$173	$(70)	$(271)

Ratio of earnings to fixed charges	*	*	0.6x	*	1.0x	*	*

*	For the years ended December 26, 2015, December 27, 2014, December 28, 2013, December 29, 2012 and December 31, 2011, earnings were insufficient to cover fixed charges by approximately $646 million, $398 million, $74 million, $1.2 billion and $1 million, respectively. For the six-months ended June 26, 2015 and June 27, 2015, earnings were insufficient to cover fixed charges by approximately $157 million and $357 million, respectively.